June 15, 2005

Dear Fellow Shareholders,

I am the President of Jensen Development Company and the Managing Member of C.S. Finance L.L.C., the companies that are offering you $3.00 per share for your Croff Preferred B stock. You obviously know me better as the President and Chairman of Croff Enterprises, Inc., your Company. I am writing you this letter to explain to you some of the main reasons why we are making this tender offer for your Preferred B shares. The reasons include:

1.      Current high oil and natural gas prices are producing a cash flow which allows us to justify, and secure borrowing to offer an all cash purchase.

2.      The Preferred B shares have an extremely limited trading market with no trades in over a year.

3.      We believe that the cash flow from the Oil Assets, over which the Preferred B shares have a priority beneficial interest, can best be realized for smaller shareholders by turning these assets into cash. If the Board of Directors sold the Oil Assets, to provide cash to buy back the Preferred B shares, it would create a large tax liability which would deplete Croff's cash and value.

4.      As the largest beneficial shareholder in Croff, it was logical for us to make a cash offer for the Preferred B shares based on these reasons, and because we felt these small, diverse, non-operated oil and gas interests are valuable.

5.      We feel that our offer of $3 per Preferred B share is a fair offer to you, based on the fact, among others, that the offer constitutes, approximately: (a) 80% of the net reserve value (future estimated net revenue discounted at 10% to present value) of the Oil Assets, plus the cash assets, (b) twice the book value, and y (c) three times the last trade value from 2004, plus the fact that there is no commission or cost to the shareholder.

We would urge you to complete the letter of transmittal and tender your Preferred B shares to take advantage of this opportunity.

Very Truly Yours,

Jensen Development Company

By:_______________________

Gerald L. Jensen, President